UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
_______________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 19, 2005

COMMISSION FILE NUMBER 5-59311

_______________

DIALOG SEMICONDUCTOR PLC
(Translation of registrant’s name into English)

_______________

Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of principal executive office)

_______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [  ]No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

TABLE OF CONTENTS

Interim Report as of September 30, 2005

Press release – October 19, 2005

Dialog Semiconductor reports third quarter 2005 results

Selected Financial Data (IFRS)

Investor Information

Operating and Financial Review

Results of Operations

Financial Position

Other Information

Order Backlog

Members of the Management and the Board of Directors

Subsequent Events

Unaudited Interim Consolidated Financial Statements

Unaudited Interim Consolidated Income Statement

Interim Consolidated Balance Sheets

Unaudited Interim Consolidated Statements of Cash Flows

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

Notes to the Interim Consolidated Financial Statements (Unaudited)

Press release – October 19, 2005

Dialog Semiconductor reports third quarter 2005 results

•Highest quarterly revenue since Q4 2000

•Strong increase in Q3 operating profit to EUR 1.7 million (Q3 2004: break even)

•Q3 revenues grow by 29 % to EUR 40.6 million (Q3 2004: EUR 31.6 million)

•Free cash flow of EUR 6.7 million

•New system level power management IC broadens product mix

Kirchheim/Teck, Germany, October 19, 2005 – Dialog Semiconductor Plc (FWB: DLG, Nasdaq: DLGS) today reported revenues of EUR 40.6 million for the third quarter of 2005, an increase of 28.7 % compared to EUR 31.6 million for Q3 2004. Operating profit of EUR 1.7 million (Q3 2004: EUR 14 thousand) and a net income of EUR 1.9 million (Q3 2004: EUR 0.1 million) were achieved. EPS in Q3 2005 was EUR 0.04 after EUR 0.00 a year ago. Free cash flow was positive at EUR 6.7 million due to the operating profits and reduction in working capital.

Dr. Jalal Bagherli, the newly appointed CEO as of September 12, 2005 said: “We are encouraged by the development of our business during the third quarter where we saw buoyant sales and significantly higher levels of profitability. There were strong sales to our key customers particularly for our Audio and Power Management products. Our objective remains to extend the diversification of our customer base with greater use of standard products for the mobile handset market.”

“This year Dialog has introduced an exciting range of new products, most recently a new system level Power Management IC which is applicable to a broad range of portable electronic equipment. Dialog has a responsive technology development program and an enviable record of delivering innovative products for the ever more sophisticated devices demanded by today’s mobile customers.”

“The Board’s search for external investors and partners for the imaging business progressed in the period and will continue into Q4.”

“On a personal note, I am very pleased by my initial impressions of Dialog’s employees, technology and its market potential. Customer demand for Dialog products remains strong and I am confident that this will continue for the remainder of the year.”

The Company’s interim report as of September 30, 2005 has been prepared in accordance with International Financial Reporting Standards (IFRS) and is available at www.dialog-semiconductor.com.

Selected Financial Data (IFRS)

	Three months ended		Nine months ended		Year ended
(in thousands of €, except per share, equity ratio and employee data)	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004	December 31, 2004

Operations data
Revenues	40,641	31,584	91,334	84,986	116,044
Research and development	(7,599)	(7,497)	(21,252)	(22,848)	(29,592)
Operating profit (loss)	1,681	14	(2,789)	(2,735)	(6,739)
Net income (loss)	1,928	103	(1,402)	(1,416)	(6,393)
Cash flow from operations	7,986	(10,816)	9,848	(4,704)	(8,601)

Balance Sheet data
Cash and cash equivalents	15,824	5,839	15,824	5,839	13,977
Marketable securities	17,088	32,114	17,088	32,114	17,542
Liquid Assets	32,912	37,953	32,912	37,953	31,519
Shareholders’ equity	107,718	112,896	107,718	112,896	108,227
Equity ratio in %	83.9	85.7	83.9	85.7	84.5
Total assets	128,313	131,662	128,313	131,662	128,024
Purchases of property, plant and equipment	700	3,299	2,973	9,947	12,321

Share data
Basic earnings (loss) per share	0.04	0.00	(0.03)	(0.03)	(0.13)
Basic weighted average number of shares (in thousands)	44,159	44,021	44,138	44,010	44,025

Other data
Employees (period end)	279	283	279	283	296

Investor Information

Corporate Calendar

February 22, 2006:	Annual Press and Analysts Conference on Financial Year 2005
April 26, 2006:	Release of first quarter results
May 17, 2006:	Annual shareholders’ meeting
July 19, 2006:	Release of second quarter results
October 25, 2006:	Release of third quarter results

Contact

Birgit Hummel
Neue Strasse 95
D-73230 Kirchheim/Teck – Nabern
Telephone:	+49-7021-805-412
Fax:	+49-7021-805-200
E-mail:	birgit.hummel@diasemi.com
www.dialog-semiconductor.com

Operating and Financial Review

Forward-looking statements

This interim report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Factors” in Dialog Semiconductor’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements. Results for interim periods are not necessarily indicative of results for the full fiscal year or any future periods.

Three months ended September 30, 2005 compared to three months ended September 30, 2004

	Three months ended September 30, 2005		Three months ended September 30, 2004		Change
(in thousands of €)	€	%	€	%	in %
Revenues
Wireless	32,937	81.1	25,760	81.6	27.9
Automotive / Industrial	6,993	17.2	5,717	18.1	22.3
Imaging	711	1.7	107	0.3	564.5
Revenues	40,641	100.0	31,584	100.0	28.7
Cost of sales	(27,908)	(68.7)	(21,246)	(67.3)	31.4
Gross profit	12,733	31.3	10,338	32.7	23.2
Selling and marketing expenses	(1,896)	(4.7)	(1,493)	(4.7)	27.0
General and administrative expenses	(1,557)	(3.8)	(1,334)	(4.2)	16.7
Research and development expenses	(7,599)	(18.7)	(7,497)	(23.7)	1.4
Operating profit	1,681	4.1	14	0.1	11,907.1
Interest income, net	164	0.4	232	0.7	(29.3)
Foreign currency exchange gains and losses, net	39	0.1	(22)	(0.1)	277.3
Result before income taxes	1,884	4.6	224	0.7	741.1
Income tax (expense) / benefit	44	0.1	(121)	(0.4)	136.4
Net income	1,928	4.7	103	0.3	1,771.8

Results of Operations

Segment Reporting

Revenues in the wireless communications sector were €32.9 million for the three months ended September 30, 2005 compared with €25.8 million for the three months ended September 30, 2004, comprising 81.1% and 81.6% of our total revenues for those periods. The increase in this sector resulted from higher sales volumes of new products introduced in 2005, primarily color display driver ICs. Operating profit in this sector increased from €2.7 million for the three months ended September 30, 2004 to €3.9 million for the three months ended September 30, 2005.

Revenues from our automotive / industrial applications sector were €7.0 million and €5.7 million for the three months ended September 30, 2005 and 2004, respectively, representing 17.2% and 18.1% of our total revenues for those periods. The increase in this sector resulted from higher sales volumes of new products for both automotive and industrial applications. Operating profit in the sector was €0.1 million, compared to an operating loss of €0.5 million in the corresponding period in the prior year.

Revenues in our imaging sector were €0.7 million, represen-ting 1.7% of our total revenues for the three months ended September 30, 2005 and €0.1 million representing 0.3% of our total revenues for the corresponding period in the prior year. In the imaging sector we incurred an operating loss of €2.3 million and €2.2 million for the three months ended September 30, 2005 and 2004 respectively.

Revenues

Revenues were €40.6 million for the three months ended September 30, 2005 compared with €31.6 million for the corresponding period in the prior year. The increase of 28.7% in revenues results from higher sales volumes in all our business sectors as described above. Revenues were €91.3 million for the nine months ended September 30, 2005 compared with €85.0 million for the corresponding period in the prior year.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 31.4% from €21.2 million for the three months ended September 30, 2004 to €27.9 million for the three months ended September 30, 2005 in line with increased production volume. For the nine months ended September 30, 2005 and 2004, respectively, cost of sales was €63.1 million and €56.5 million, respectively.

Gross Profit

Our gross margin decreased slightly from 32.7% of revenues for the three months ended September 30, 2004 to 31.3% of revenues for the three months ended September 30, 2005. As a result of introducing new products to volume production in 2005, per unit production costs increased during their ramp-up phase and increased cost of sales as a percentage of total revenues, resulting in a lower gross margin. For the same reason, our gross margin decreased from 33.5% of revenues for the nine months ended September 30, 2004 to 31.0% of revenues for the nine months ended September 30, 2005.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses increased from €1.5 million or 4.7% of total revenues for the three months ended September 30, 2004, to €1.9 million or 4.7% of total revenues for the three months ended September 30, 2005, in line with increased production volume. For this reason and in connection with a higher proportion of sales volumes primarily in Asia of products subject to commission payments, selling and marketing expenses increased from €4.3 million or 5.0% of total revenue for the nine months ended September 30, 2004, to €5.6 million or 6.2% of total revenue for the nine months ended September 30, 2005.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses were €1.6 million and €1.3 million for the three months ended September 30, 2005 and 2004 respectively. As a result of a higher revenue base, general and administrative expenses decreased from 4.2% of total revenues for the three months ended September 30, 2004 to 3.8% of total revenues in the three months ended September 30 2005. For the nine months ended September 30 2005 and 2004 general and administrative expenses were €4.2 million and €4.1 million, respectively.

Research and Development Expenses

Research and development expenses consist principally of design and engineering related costs associated with the development of new application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”). Research and development expenses were €7.6 million for the three months ended September 30, 2005 and €7.5 million the corresponding period in 2004. As a percentage of total revenues research and development expenses decreased from 23.7% to 18.7% in those periods, resulting from a higher revenue base in the latter period. Research and development expenses increased, however, by 15.8% for the three months ended September 30, 2005 as compared to the three months ended June 30, 2005 primarily as a result of external development costs related to camera modules to be used in mobile phones. Research and development expenses were €21.3 million for the nine months ended September 30, 2005 and €22.8 million for the nine months ended September 30, 2004.

Operating Profit

We reported an operating income of €1.7 million for the three months ended September 30, 2005 and €14 thousand for the three months ended September 30, 2004. This increase in operating income was primarily due to higher revenues lifting gross profit by €2.4 million or 23.2% in the three months ended September 30, 2005 compared to the same period last year. We reported an operating loss of €2.8 million for the nine months ended September 30, 2005 and €2.7 million for the nine months ended September 30, 2004.

Interest Income, net

Interest and similar income, net from the Company’s investments (primarily short-term deposits and securities) was €0.2 million for the three months ended September 30, 2005 and 2004, respectively. Interest income, net was €0.5 million for the nine months ended September 30, 2005 and €0.9 million for the nine months ended September 30, 2004 reflecting mainly higher cash equivalents and marketable securities balances during the nine months ended September 30, 2004.

Foreign Currency Exchange Gains and Losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated receivables and payables into Euro. Foreign currency exchange gains, net were €39 thousand for the three months ended September 30, 2005 compared with foreign currency exchange losses, net of €22 thousand for the three months ended September 30, 2004. Foreign currency transaction gains, net were €0.9 million for the nine months ended September 30, 2005 compared to foreign currency losses, net of €0.3 million for the nine months ended September 30, 2004.

Income Taxes

We did not record any income tax expense for the three months ended September 30, 2005. Due to further cumulative losses incurred in the nine months ended September 30, 2005, we have not recognized deferred tax assets on additional tax-loss carryforwards in this nine month period. As a result the company also does not report any income tax expense on the pretax profit in the three months ended September 30, 2005. The company reported an income tax expense for the three months ended September 30, 2004 of €0.1 million and an income tax benefit €0.6 million in the nine months ended September 30, 2004 because in 2004 deferred tax assets on further tax loss carryforwards were still recognized.

Net Income

For the reasons described above, we reported net income of €1.9 million for the three months ended September 30, 2005 compared with net income of €0.1 million for the three months ended September 30, 2004. For the nine months ended September 30, 2005 and 2004, we reported net loss of €1.4 million, respectively. Earnings per share were €0.04 for the three months ended September 2005 compared to €0.00 for the same period last year. Loss per share for the first nine months 2005 was €0.03 versus €0.03 last year.

Financial Position

Cash flows and Capital Expenditure

Cash provided by operating activities was €8.0 million for the three months ended September 30, 2005 compared with cash used for operating activities of €10.8 million for the three months ended September 30, 2004. The cash inflow in the three months ended September 30, 2005 primarily results from lower inventory balances and the collection of trade accounts receivable. During the three months ended September 30, 2004 we used cash to finance our growing working capital requirements, and inventory and accounts receivable were up as our business volume increased. In addition we increased inventory during the three months ended September 30, 2004 to meet previously projected forecasts of our customers. Cash provided by operating activities was €9.8 million for the nine months ended September 30, 2005 compared with cash used for operating activities of €4.7 million for the nine months ended September 30, 2004.

Cash used for investing activities was €1.2 million for the three months ended September 30, 2005 compared with cash provided by investing activities of €2.5 million for the three months ended September 30, 2004. Cash used for investing activities for the three months ended September 30, 2005 consisted mostly of the purchase of test equipment, tooling (masks), laboratory equipment, probecards and loadboards of €0.7 million and the purchase of software and licenses of €0.5 million. Cash provided by investing activities for the three months ended September 30, 2004 consisted mostly of a net sale of marketable securities of €5.8 million offset by the purchase of test equipment, tooling (masks), laboratory and EDP equipment of €3.3 million, and the purchase of software, licenses and patents of €0.1 million. Cash used for investing activities was €8.2 million for the nine months ended September 30, 2005 primarily due to the purchase of software and licenses of €5.2 million in the second quarter 2005 for the use of electronic design automated tools compared with cash provided by investing activities of €2.4 million for the nine months ended September 30, 2004.

Liquidity

At September 30, 2005 we had €15.8 million in cash and cash equivalents and €17.1 million in marketable securities. Our working capital was €64.7 million.

As of September 30, 2005 we had no long-term debt other than the deferred payments for acquired software licenses. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use a short-term credit facility of €12.5 million that bears interest at a rate of EURIBOR + 0.75% per annum. At September 30, 2005 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Balance Sheet

Balance sheet total as of September 30, 2005 and as of December 31, 2004 amounts to €128 million. Current assets decreased from €86.2 million as of December 31, 2004 to €82.3 million as of September 30, 2005. In line with growing sales volumes in the course of the year inventories were sold off leading to a decline of €5.0 million versus the end of last year. Despite the increase in revenues, turnover of accounts receivables improved resulting in an overall decrease of €1.2 million. Long-term assets increased from €41.8 million or 32.6% of the balance sheet total as of December 31, 2004 to €46.0 million or 35.9% of the balance sheet total as of September 30, 2005, mainly caused by purchases of software and licenses amounting to €8.6 million (see note 6).

Current liabilities are €2.2 million below last year’s level. Non-current liabilities amounting to €3.0 million consist exclusively of the financing equivalent related to software and licences purchased during the current year (see note 6).

Shareholders’ Equity stands at €108 million, almost unchanged versus the end of last year. The equity ratio declined slightly to a still very solid 83.9% from 84.5%.

Other Information

Order Backlog

In accordance with Frankfurt Stock Exchange rules and regulations, companies are required to disclose information regarding their backlog. Purchase order patterns of our customers can vary widely and therefore no consistent shipping arrangements have been established. “Ship-to-line” agreements with major customers underlie our responsibility to act on a timely basis to ensure appropriate inventory levels and production capabilities. Other customers place purchase orders ranging from four to twelve weeks and provide forecasts for a further period, generally not to exceed twelve months, and these purchase orders are not legally binding. Since any backlog information published would not be based on a consistent pattern of purchase orders by our customers, we believe such information not to be meaningful and, accordingly, do not provide such information here.

Members of the Management and the Board of Directors

Management

Roland Pudelko stepped down as Chief Executive Officer and President on September 12, 2005, remaining a Director of our Board. Dr. Jalal Bagherli was appointed as his successor as Chief Executive Officer on September 12, 2005.

Erwin Hopf, formerly Vice-President, Operations, left the company on May 31, 2005. Peter Hall, Vice-President, Quality and Technical Support, has resumed responsibility for the Operations department. Martin Klöble, Vice-President, Finance and Controlling, has resumed responsibility for the IT department. Martin Sallenhag, formerly Director of Product Marketing, has taken responsibilities in the Imaging Business, reporting to Mr. Pudelko.

Bill Caparelli joined the company as Vice President Sales in June 2005, adding extensive experience of growing businesses within the semiconductor industry, having held senior sales and general management positions in major US companies.

Other members of the Management Board: Gary Duncan, Vice President, Engineering – Display; Yoshihiko Kido, Vice-President, Japan; Richard Schmitz, Vice-President, Engineering – Mixed Signal ICs.

Board of Directors

Jan Olof Ingemar Tufvesson, Chairman; Timothy Richard Black Anderson; Dr. Jalal Bagherli; Michael John Glover; Aidan Hughes; John McMonigall; Roland Pudelko; Gregorio Reyes; Michael Risman.

Subsequent Events

No events of material significance other than the mentioned changes in Management and thus necessitating disclosure occurred after the balance sheet date.

Unaudited Interim Consolidated
Financial Statements

Unaudited Interim Consolidated Income Statement

		Three months ended		Nine months ended
(in thousands of €, except per share data)	Notes	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Revenues	2	40,641	31,584	91,334	84,986
Cost of sales		(27,908)	(21,246)	(63,064)	(56,513)
Gross profit		12,733	10,338	28,270	28,473

Selling and marketing expenses		(1,896)	(1,493)	(5,645)	(4,260)
General and administrative expenses		(1,557)	(1,334)	(4,162)	(4,100)
Research and development expenses		(7,599)	(7,497)	(21,252)	(22,848)
Operating profit (loss)		1,681	14	(2,789)	(2,735)

Interest income, net		164	232	548	924
Foreign currency exchange gains and losses, net		39	(22)	876	(305)
Other income		-	-	28	54
Result before income taxes		1,884	224	(1,337)	(2,062)

Income tax benefit (expense)		44	(121)	(65)	646
Net income (loss)		1,928	103	(1,402)	(1,416)

Earnings (loss) per share
Basic earnings (loss) per share		0.04	0.00	(0.03)	(0.03)
Diluted earnings (loss) per share		0.04	0.00	(0.03)	(0.03)
Weighted average number of shares (in thousands)
Basic		44,159	44,021	44,138	44,010
Diluted		45,386	45,033	44,138	44,010

The accompanying notes are an integral part of these Consolidated Financial Statements

Interim Consolidated Balance Sheets

(in thousands of €)	Notes	At September 30, 2005 (unaudited)	At December 31, 2004
ASSETS
Cash and cash equivalents		15,824	13,977
Marketable securities	4	17,088	17,542
Trade accounts receivable, net		22,868	24,036
Inventories	5	24,759	29,794
Prepaid expenses		662	616
Other current assets		1,098	281
Total current assets		82,299	86,246

Property, plant and equipment, net		18,744	21,238
Intangible assets	6	9,912	3,144
Deposits		210	194
Deferred taxes		16,158	16,125
Prepaid expenses		990	1,077
TOTAL ASSETS		128,313	128,024

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		12,851	15,429
Accrued expenses		3,423	3,084
Income taxes payable		7	9
Other current liabilities		1,298	1,275
Total current liabilities		17,579	19,797

Non-current liabilities		3,016	-

Ordinary Shares		7,028	7,028
Additional paid-in capital		168,827	168,782
Accumulated deficit		(67,006)	(66,328)
Accumulated other comprehensive loss		(854)	(958)
Employee stock purchase plan shares		(277)	(297)
Net Shareholders’ equity		107,718	108,227

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		128,313	128,024

The accompanying notes are an integral part of these Consolidated Financial Statements

Unaudited Interim Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
(in thousands of €)	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Cash flows from operating activities:
Net income (loss)	1,928	103	(1,402)	(1,416)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Recovery of investment	-	-	(28)	(54)
Restructuring and related impairment charges	-	-	-	(387)
Stock compensation	324	144	724	427
Depreciation of property, plant and equipment	1,777	3,383	5,459	9,715
Amortization of intangible assets	889	256	1,932	1,148
Change in deferred taxes	(52)	109	41	(681)
Changes in Working Capital:
Trade accounts receivable	2,330	(4,569)	1,168	(7,638)
Inventories	2,026	(8,227)	5,035	(14,931)
Prepaid expenses	243	(55)	47	1,168
Trade accounts payable	(1,698)	(1,499)	(2,539)	8,426
Other assets and liabilities	219	(461)	(589)	(481)
Cash provided by (used for) operating activities	7,986	(10,816)	9,848	(4,704)

Cash flows from investing activities:
Recovery of investment	-	-	28	54
Purchases of property, plant and equipment	(700)	(3,299)	(2,973)	(9,947)
Purchases of intangible assets	(537)	(107)	(5,199)	(544)
Investments and deposits made	(6)	135	(6)	(7)
Purchase of marketable securities	-	(17,180)	-	(44,634)
Sale of marketable securities	-	22,988	-	57,438
Cash provided by (used for) investing activities	(1,243)	2,537	(8,150)	2,360

Cash flows from financing activities:
Costs for issuance of ordinary shares	-	(4)	-	(4)
Sale of employee stock purchase plan shares	35	21	65	32
Cash provided by financing activities	35	17	65	28

Cash provided by (used for) operating, investing and financing activities	6,778	(8,262)	1,763	(2,316)

Effect of foreign exchange rate changes on cash and cash equivalents	1	3	84	46
Net increase (decrease) in cash and cash equivalents	6,779	(8,259)	1,847	(2,270)

Cash and cash equivalents at beginning of period	9,045	14,098	13,977	8,109
Cash and cash equivalents at end of period	15,824	5,839	15,824	5,839

The accompanying notes are an integral part of these Consolidated Financial Statements

Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive loss
(in thousands of €)	Ordinary Shares	Additional paid-in capital	Accumu-lated deficit	Currency translation adjust-ment	Available for sale securities	Employee stock purchase plan shares	Total
Balance at December 31, 2003	6,737	168,795	(60,782)	(923)	(69)	(26)	113,732
Net loss	-	-	(1,416)	-	-	-	(1,416)
Other comprehensive income (loss)	-	-	-	113	13	-	126
Total comprehensive loss							(1,290)
New issuance of shares	291	(4)				(291)	(4)
Sale of employee stock purchase plan shares	-	9	-	-	-	22	31
Equity settled transactions, net of tax	-	-	427	-	-	-	427
Balance at September 30, 2004	7,028	168,800	(61,771)	(810)	(56)	(295)	112,896

Balance at December 31, 2004	7,028	168,782	(66,328)	(930)	(28)	(297)	108,227
Net loss	-	-	(1,402)	-	-	-	(1,402)
Other comprehensive income (loss)	-	-	-	167	(63)	-	104
Total comprehensive loss							(1,298)
Sale of employee stock purchase plan shares	-	45	-	-	-	20	65
Equity settled transactions, net of tax	-	-	724	-	-	-	724
Balance at September 30, 2005	7,028	168,827	(67,006)	(763)	(91)	(277)	107,718

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes to the Interim Consolidated Financial Statements (Unaudited)

1.General

a) Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

b) Vulnerability Due to Certain Significant Concentrations

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which accounted for 77% of the Company’s total revenue for the nine months ended September 30, 2005 and 2004, respectively.

The Company’s revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company’s results of operations. The Company’s sales are primarily denominated in Euros and US dollars whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Fluctuations in these currencies could significantly impact the Company’s reported results from operations.

The Company depends on a relatively small number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. For the nine months ended September 30, 2005 three customers individually accounted for 10% or more of the Company's revenues. For the nine months ended September 30, 2004 two customers individually accounted for more than 10% of the Company's revenues. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

c) Basis of Presentation

In compliance with the European Parliament and Council Regulation on the application of International Financial Reporting Standards (IFRS) adopted in July 2002, all listed European Union companies are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005.

The next annual consolidated financial statements of Dialog Semiconductor Plc for the year ending December 31, 2005, will be prepared in accordance with IFRS. The accompanying interim consolidated financial statements have been prepared on the basis of the recognition and measurement requirements of IFRS and its interpretation adopted by the International Accounting Standards Board (IASB) as of September 30, 2005, that are effective or available for early adoption at December 31, 2005, the Company’s first reporting date at which it is required to use IFRS. Based on these IFRSs, management has applied the accounting policies as set out below which they expect to apply when the first annual IFRS consolidated financial statements are prepared for the year ending December 31, 2005. The financial statements are presented in Euro, rounded to the nearest thousand. They are prepared on the historical cost basis except that financial instruments classified as available-for-sale are stated at their fair value.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, requires disclosures that explain how the transition from previous GAAP to IFRS affected the entity’s reported financial position, financial performance and cash flows and to comply with each IFRS effective at the reporting date for its first IFRS financial statements. An entity shall prepare an opening IFRS balance sheet at the date of transition and present at least one year of comparative information under IFRS. Accordingly our date of transition to IFRS is the beginning of business on January 1, 2004 (opening IFRS balance sheet date). As a UK company, Dialog has to use its financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which are filed at Companies House for purposes of conversion from previous GAAP to IFRS.

An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the group is provided in note 8. A summary of significant accounting policies has been provided in the interim consolidated financial statements as of March 31, 2005. The interim consolidated financial statements have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. The interim condensed consolidated financial statements should be read in conjunction with the Company’s December 31, 2004 consolidated financial statements and the notes thereto, prepared in accordance with UK GAAP.

The accompanying interim consolidated financial statements reflect all adjustments (consisting of only normal recurring adjustments) which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. Operating results for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year ending December 31, 2005.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates.

2.Segment Reporting

Segment information is presented in respect of the Group`s business and geographical segments. The primary format, business segments, is based on the Company’s principal sales markets.

a) Business Segments

	Three months ended		Nine months ended
(in thousands of €)	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Revenues
Wireless	32,937	25,760	70,503	65,782
Automotive / Industrial	6,993	5,717	19,714	19,004
Imaging	711	107	1,117	200
Total Revenues	40,641	31,584	91,334	84,986

Operating profit (loss)
Wireless	3,936	2,694	3,447	5,030
Automotive / Industrial	90	(530)	119	(1,387)
Imaging	(2,345)	(2,150)	(6,355)	(6,378)
Total operating profit (loss) [1]	1,681	14	(2,789)	(2,735)

[1] Certain overhead costs are allocated mainly based on sales and headcount.

b) Geographical Segments – Revenues by shipment destination

	Three months ended		Nine months ended
(in thousands of €)	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Germany	8,491	9,280	17,038	34,377
Other European countries	5,453	3,715	14,914	11,950
Japan	4,970	1,870	15,484	2,312
China	7,474	8,533	12,861	16,208
Other countries	14,253	8,186	31,037	20,139
	40,641	31,584	91,334	84,986

3.Stock-Based Compensation

Stock option plan activity for the period ended September 30, 2005 was as follows:

	Options	Weighted average exercise price in €
Outstanding at beginning of year	3,299,406	2.34
Granted	952,000	2.31
Exercised	(128,998)	0.52
Forfeited	(62,460)	3.45
Outstanding at period end	4,059,948	2.37
Options exercisable at period end	1,740,324	1.60

The Company established an employee share option trust (the “Trust”). The Trust purchases shares in the Company for the benefit of employees under the Company’s share option scheme. At September 30, 2005 the Trust held 1,867,495 shares.

Upon the commencement of his services as Chief Executive Officer of Dialog on a full-time basis on September 12, 2005, Dr. Jalal Bagherli received a stock option grant of 300,000 restricted shares of Dialog Semiconductor Plc. This option is exercisable in two tranches of 150,000 shares, the first after 91 days and the second after 181 days from his date of joining. These restricted shares will vest in 24 equal monthly tranches beginning September 2005. In addition the Company granted an option over 300,000 shares with an exercise price of €2.00 €3.50, €5.00, €6.50 and €8.00, vesting to occur on September 30, 2006, 2007, 2008 and 2009, in equal tranches of 15,000 options for each exercise price.

A further 162,112 options with an exercise price of GBP 0.10 have been granted subject to the achievement of performance and value creation targets (performance conditions) to vest in eight equal half-yearly tranches between March 31, 2006 and September 30, 2009. The Company may satisfy 62,112 options vesting in cash limited to €150,000 instead of options. As the performance conditions have not yet been set, both of these options although legally granted have not been considered for accounting purposes.

4.Marketable Securities

The Company has invested in highly liquid “investment grade” rated debt based fund classified as available for sale. The aggregate costs, fair values and unrealized losses per security class are as follows:

	At September 30, 2005 (unaudited)			At December 31, 2004
(in thousands of €)	Cost	Fair value	Unrealized gain (loss)	Cost	Fair value	Unrealized gain (loss)
Debt based funds	17,218	17,088	(130)	17,581	17,542	(39)

5.Inventories

Inventories consisted of the following at September 30, 2005 and December 31, 2004:

(in thousands of €)	At September 30, 2005	At December 31, 2004
Raw materials	8,065	9,893
Work-in-process	11,402	13,906
Finished goods	5,292	5,995
	24,759	29,794

6.Intangible assets

Intangible assets subject to amortization represent licenses, patents and software:

(in thousands of €)	At September 30, 2005	At December 31, 2004
Gross carrying amount	20,782	12,001
Accumulated depreciation	(10,870)	(8,857)
Net carrying amount	9,912	3,144

During the nine months ended September 30, 2005, the Company acquired software and licenses for a total purchase price of €8,646, primarily related to the licensing rights for the use of electronic design automated tools for a three year period. Accordingly, the expected weighted average useful life of these assets is three years. The aggregate amortization expense for the nine months ended September 30, 2005 and 2004 was €1,932 and €1,148, respectively. Amortization expense of the gross carrying amount of intangible assets at September 30, 2005 is estimated to be €867 for the remainder of 2005, €3,256 in 2006, €3,164 in 2007, €1,271 in 2008 and €401 in 2009.

7.Directors’ Holdings

Directors’ Holdings at September 30, 2005 and December 31, 2004 were as follows:

	At September 30, 2005			At December 31, 2004
	Shares		Options	Shares		Options
	Number	%		Number	%
Timothy Anderson	75,166	0.16	-	75,166	0.16	-
Dr. Jalal Bagherli	-	-	600,000	-	-	-
Michael Glover	195,000	0.42	-	195,000	0.42	-
Roland Pudelko	320,405	0.70	517,450	320,405	0.70	517,450
Gregorio Reyes	35,000	0.08	-	35,000	0.08	-
Michael Risman	1,172	0.00	-	1,172	0.00	-
Jan Tufvesson	175,062	0.38	-	175,062	0.38	-
	801,805	1.74	1,117,450	801,805	1.74	517,450

8.Explanation of transition to IFRS

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from

UK GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity

		December 31, 2004			January 1, 2004
(in thousands of €)	Notes	UK-GAAP	Effect of transition to IFRS	IFRS	UK-GAAP	Effect of transition to IFRS	IFRS
ASSETS
Cash and cash equivalents		13,977	-	13,977	8,109	-	8,109
Trade accounts receivable, net		24,036	-	24,036	14,338	-	14,338
Inventories		29,794	-	29,794	13,242	-	13,242
Marketable securities		17,542	-	17,542	44,900	-	44,900
Deferred taxes	8a	16,125	(16,125)	-	16,152	(16,152)	-
Prepaid expenses	8b	1,693	(1,077)	616	3,058	(927)	2,131
Other current assets		281	-	281	993	-	993
Total current assets		103,448	(17,202)	86,246	100,792	(17,079)	83,713

Property, plant and equipment, net		21,238	-	21,238	20,590	-	20,590
Intangible assets		3,144	-	3,144	4,181	-	4,181
Deposits		194	-	194	183	-	183
Deferred taxes	8a	-	16,125	16,125	-	16,152	16,152
Prepaid expenses	8b	-	1,077	1,077	-	927	927
TOTAL ASSETS		128,024	-	128,024	125,746	-	125,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		15,429	-	15,429	7,157	-	7,157
Accrued expenses		3,084	-	3,084	3,165	-	3,165
Income taxes payable		9	-	9	18	-	18
Other current liabilities		1,275	-	1,275	1,674	-	1,674
Total current liabilities		19,797	-	19,797	12,014	-	12,014

Issued capital		7,028	-	7,028	6,737	-	6,737
Share premium	8c	168,505	277	168,782	168,527	268	168,795
Accumulated deficit	8c, 8d, 8e	(67,009)	681	(66,328)	(61,506)	724	(60,782)
Reserves	8d, 8e	-	(958)	(958)	-	(992)	(992)
Employee stock purchase plan shares		(297)	-	(297)	(26)	-	(26)
Net Shareholders’ equity		108,227	-	108,227	113,732	-	113,732
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		128,024	-	128,024	125,746	-	125,746

Reconciliation of net loss for the three and nine months ended September 30, 2004

		Three months ended September 30, 2004			Nine months ended September 30, 2004
(in thousands of €, except per share data)	Notes	UK-GAAP	Effect of transition to IFRS	IFRS	UK-GAAP	Effect of transition to IFRS	IFRS
Revenues		31,584	-	31,584	84,986	-	84,986
Cost of sales	8f	(21,211)	(35)	(21,246)	(56,410)	(103)	(56,513)
Gross margin		10,373	(35)	10,338	28,576	(103)	28,473

Selling and marketing expenses	8g, 8f	(1,484)	(9)	(1,493)	(4,233)	(27)	(4,260)
General and administrative expense	8g, 8f	(1,310)	(24)	(1,334)	(4,028)	(72)	(4,100)
Research and development	8g, 8f	(7,166)	(331)	(7,497)	(21,476)	(1,372)	(22,848)
Amortization of intangible assets	8g	(255)	255	-	(1,147)	1,147	-
Exchange rate losses, net	8h	(16)	16	-	(340)	340	-
Other operating income	8i	-	-	-	54	(54)	-
Operating loss		142	(128)	14	(2,594)	(141)	(2,735)

Interest income, net		232	-	232	924	-	924
Foreign currency exchange gains and losses, net	8h	(6)	(16)	(22)	35	(340)	(305)
Other income	8i	-	-	-	-	54	54
Expense from revaluation of marketable securities	8e	175	(175)	-	18	(18)	-
Result before income taxes		543	(319)	224	(1,617)	(445)	(2,062)

Income tax benefit	8e	(173)	52	(121)	641	5	646
Net income (loss)		370	(267)	103	(976)	(440)	(1,416)

Earnings (loss) per share
Basic		0.01	(0.01)	0.00	(0.02)	(0.01)	(0.03)
Diluted		0.01	(0.01)	0.00	(0.02)	(0.01)	(0.03)
Weighted average number of shares (in thousands)
Basic		44,021	44,021	44,021	44,010	44,010	44,010
Diluted		45,033	45,033	45,033	44,010	44,010	44,010

8a Deferred taxes

In accordance with IAS 12.74, deferred tax assets and deferred tax liabilities are offset if the Company has a legally enforceable right to set off current tax assets against current tax liabilities. In addition, the deferred tax assets and the deferred tax liabilities must relate to income taxes levied by the same taxation authority for either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. This was the case for the Company’s deferred tax assets and its deferred tax liabilities. Therefore the Company offset the deferred tax assets and liabilities. Furthermore, in accordance with IAS 1.70 deferred tax liabilities and assets should always be classified as non-current. Therefore, in the IFRS balance sheet the net amount of all deferred tax assets and liabilities is shown under non-current assets. Under UK-GAAP, the Company showed the net amount of its deferred tax assets under current assets.

8b Prepaid expenses

In accordance with IAS 1.57 an asset shall be classified as current, when it is expected to be realized within twelve months after the balance sheet date. Included in the Company’s prepayments are advance payments, which are expected to be refunded to the Company after the next twelve months. This amount of the prepaid expenses is therefore shown under non current assets in the Company’s IFRS balance sheet. Under UK-GAAP, the Company showed the total amount of prepaid expenses under current assets.

8c Consideration received on the sale of stock purchase plan shares

In accordance with IAS 32.33 the Company recognizes the consideration received on the sale of shares directly in equity. In the IFRS balance sheet the Company presents the gain on the sale of those shares as additional share premium. In the Company’s UK-GAAP balance sheet, the Company presents this gain within the accumulated deficit.

8d Currency translation adjustment

In accordance with IAS 21.39(c) and IAS 21.44 exchange differences resulting from the translation of the financial statements of foreign entities for incorporation in the Company’s financial statements, shall be recognized as a separate component of equity. In the Company’s UK-GAAP Balance sheet this equity component has been presented within the Company’s accumulated deficit.

8e Gains or losses on available-for-sale financial assets

In accordance with IAS 39.55 (b) a gain or loss arising from a change in the fair value of an available-for-sale financial asset is recognized directly in equity through the statement of changes in equity until the financial asset is derecognized. The Company considers it best practice, to show this equity component in a separate line item within the equity section of its IFRS balance sheet. In the Company’s UK-GAAP financial statements such a gain or loss is shown as an income or an expense in the profit and loss account in the line “Expense from revaluation of marketable securities” with the relating tax effect in the line “income tax benefit”. Accordingly in the Company’s UK-GAAP Balance sheet the net effect of such a gain or loss from the revaluation of marketable securities is presented within the Company’s accumulated deficit.

8f Equity settled share based payment transactions

In accordance with IFRS 2.8 goods or services received or acquired in a share based payment transaction which do not qualify for recognition as assets, are recognized as expenses. The Company has a stock-based employee compensation plan which allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity (IFRS 2.7). The Company considers it best practice to increase retained earnings for the corresponding goods and services received. In the Company’s IFRS Profit and Loss account, the employee expense is allocated to the corresponding operating expenses. Under UK-GAAP, no expense and no increase in equity is recorded for equity settled share based payment transactions.

8g Amortization of intangible assets

Amortization of intangible assets has been allocated to the functional costs.

8h Foreign currency exchange gains and losses

For UK-GAAP, the Company allocates its foreign currency exchange gains and losses into operating and non-operating expenses. In the IFRS profit and loss account all foreign currency exchange gains and losses are classified as non-operating expenses.

8i Other income

The Company recovered a part of an investment which previously was written off (for further information see Note 7 to the Company’s December 31, 2004 consolidated financial UK-GAAP statements). For UK-GAAP, the Company shows this benefit within the operating result. In the IFRS Profit and loss account this benefit is shown as non-operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date October 19, 2005	By /s/ Jalal Bagherli

Dr. Jalal Bagherli
Executive Director and CEO